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                                                                     Exhibit 7.2

                         TERMINATION OF VOTING AGREEMENT
                         -------------------------------

         THIS TERMINATION OF VOTING AGREEMENT ("Termination Agreement") is entered into by and between TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company (the "Fund") and J. MICHAEL GORMAN, a resident of the State of North Carolina (collectively, the "Voting Stockholders") effective October 8, 2003 (the "Effective Date").

         WHEREAS, as of the date of this Termination Agreement, the Voting Stockholders own a total of 284,718 shares of common stock of Energy West, Incorporated, a Montana corporation ("Energy West");

         WHEREAS, pursuant to the Voting Agreement dated July 30, 2003, each of the Voting Stockholders agreed to vote at the Energy West 2003 Annual Meeting of Stockholders (the "Annual Meeting") as follows: (i) in favor of the election of the following directors nominated by the Voting Stockholders: Richard M. Osborne, J. Michael Gorman, Thomas J. Smith, Lawrence P. Haren and Hobart H. Griset, and (ii) against any action, proposal or agreement that would result in any of the director nominees as listed in the Voting Agreement not being elected at the Annual Meeting;

         WHEREAS, pursuant to the preliminary proxy statement filed on September 24, 2003 with the Securities and Exchange Commission by a committee of Energy West stockholders, of which the Voting Stockholders are members of, only Messrs. Osborne, Gorman, Griset and Smith were nominated for election at the Annual Meeting; and

         WHEREAS, the Voting Stockholders mutually desire to terminate the Voting Agreement and release each of the Voting Stockholders from any obligations thereunder on the terms and subject to the conditions set forth below;

         NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. As of the Effective Date, (a) the Voting Agreement is hereby terminated and of no further force or effect, and (b) each of the Voting Stockholders hereby releases any and all claims that either may now or hereafter have under or with respect to the Voting Agreement.

         2. No change or modification of this Agreement shall be valid unless the same is in writing and signed by all of the parties hereto. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

         3. The parties intend that this Agreement be governed by, and construed and enforced in accordance with, the internal, substantive laws of the State of Ohio.

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         4. This Agreement sets forth all of the promises, agreements, conditions, understandings, representations and warranties between the parties with respect to the subject matter hereof, and there are no promises, agreements, conditions, understandings, representations or warranties, oral or written, express or implied, between the parties relating to the subject matter hereof other than as set forth herein.

         5. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.

         IN WITNESS WHEREOF, the parties have executed this Termination of Voting Agreement as of the date first written above.


"VOTING STOCKHOLDERS"

TURKEY VULTURE FUND XIII, LTD.

By:/s/ Richard M. Osborne
   -----------------------------------------
   Richard M. Osborne, Sole Manager


/s/ J. Michael Gorman
-----------------------------------------------------
J. MICHAEL GORMAN